245 Summer Street

Fidelity® Investments

Boston, MA 02210

December 1, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Advisor Series I (the trust): File Nos. 002-84776 and 811-03785

Fidelity Advisor Equity Value Fund, Fidelity Advisor Growth & Income Fund, Fidelity Advisor Large Cap Fund, Fidelity Advisor Stock Selector Mid Cap Fund, and Fidelity Advisor Value Fund (the fund(s))

Post-Effective Amendment No. 190

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 190 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Class Z for Fidelity Advisor Equity Value Fund, Fidelity Advisor Growth & Income Fund, Fidelity Advisor Large Cap Fund, Fidelity Advisor Stock Selector Mid Cap Fund, and Fidelity Advisor Value Fund.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectuses and SAIs contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of January 30, 2017.  We request your comments by January 3, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group